EXHIBIT 99.01



NESCO Announces SEC Inquiry and Forbearance Agreement

TULSA, Okla.--Nov. 12, 2001--NESCO, Inc. (NESCO) (Nasdaq:NESC - news) announced the Securities and Exchange Commission and NASDAQ have initiated inquiries of the Company due to the issues involved in the Company's restatement of its 2000 financial statements.

The Company is cooperating fully with both agencies.

In October 2001, the employment of Larry Johnson, Vice President, Secretary-Treasurer, and Charles Nance, Vice President Operations, was terminated. Also in October 2001, the Company employed D.R. Payne & Associates, Inc., a restructuring consulting firm based in Oklahoma City and Tulsa, Oklahoma. D.R. Payne & Associates has been assisting company management with evaluation of business lines and operations as well as developing strategies to stabilize and enhance cash flow in order to negotiate and extend the Company's senior credit facility and develop repayment strategies to other lenders, suppliers and vendors.

After reviewing its operations, the Company has closed or consolidated several of its unprofitable site development/construction offices. Offices closed include those in Texas, Indiana, Pennsylvania and Florida. The Company is continuing to restructure its business operations to concentrate on its profitable core businesses.

Since December 31, 2000, the Company has been in default under its senior credit facility. With the assistance of D.R. Payne & Associates, the Company entered into a Forbearance Agreement with its senior lender that expires on November 15, 2001. The Forbearance Agreement allows the Company to continue utilizing accounts receivable collections and other collateral pledged to the senior lender in the ordinary course of business for operating requirements.

The Company continues to evaluate its operations and strategic alternatives in an effort to extend, re-negotiate or restructure its senior credit facility obligations as well as its other obligations. Options which may be available to the Company include, among other things, an out-of-court restructuring of debts or a formal court- supervised reorganization proceeding.

The Company expects to file its quarterly financial statements with the SEC in the coming week and anticipates reporting a significant loss for the third quarter.

The Company has not been served in, nor has it seen the court documents filed in connection with, the class action lawsuit reported in the Tulsa World on November 9. Consequently, it is unable to comment on it at this time.


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This press release  includes  statements  which may  constitute  forward-looking statements made pursuant to the safe harbor provision of the Private  Securities
Litigation   Reform  Act  of  1995.  This  information  may  involve  risks  and uncertainties that could case actual results to differ materially from the forward-looking statements. Factors which would cause or contribute to such differences include, but are not limited to, factors detailed in the Company's Securities and Exchange Commission filings.



Contact:

     NESCO, Inc., Tulsa

     Robert Sumner or Wesley Hill, 918/250-2227